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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49491

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Cheval Capital, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__620 Oakland Ter__

(No. and Street)

Alexandria	VA	22302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank C. Stiff	(703) 549 - 7390	fstiff@chevalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09		3514	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Francis C. Stiff</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Cheval Capital, Inc.</u> , as of <u>December 31</u> , 2 <u>024</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Francis Stiff*

Title: President

Indira Fields

_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHEVAL CAPITAL, INC.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the Year Ended December 31, 2024

CHEVAL CAPITAL, INC.

Financial Statements

with

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2024

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 13, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CHEVAL CAPITAL, INC.

Statement of Financial Condition

As of December 31, 2024

ASSETS

Cash	$	79,451
Prepaid expenses		3,794
Organizational costs, net of accumulated amortization of $9,142		-
TOTAL ASSETS	$	83,245

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to related party	$	465
Total Liabilities		465
STOCKHOLDER'S EQUITY:		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		93,349
Accumulated Deficit		(10,570)
Total Stockholder's Equity		82,780
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	83,245

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Operations

For the Year Ended December 31, 2024

REVENUES:		
Investment banking	$	215,680
Total Revenues		215,680
EXPENSES:		
Compensation and benefits		152,065
Technology and communications		2,081
Other		15,359
Total Expenses		169,505
NET INCOME	$	46,175

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2024

	Capital Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Common Shares	Amount			
Balance, December 31, 2023	100	$ 1	$ 73,349	$ (56,745)	$ 16,605
Contributions			20,000		20,000
Net income				46,175	46,175
Balance, December 31, 2024	100	$ 1	$ 93,349	$ (10,570)	$ 82,780

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Statement of Cash Flows

For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	46,175
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		(3,000)
Due to related party		5
Net cash provided by operating activities		43,180
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		20,000
Net cash provided by financing activities		20,000
Net increase in cash		63,180
Cash - beginning of year		16,271
Cash - end of year	$	79,451

The accompanying notes are an integral part of these financial statements.

CHEVAL CAPITAL, INC.

Notes to Financial Statements

December 31, 2024

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS
Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include primarily acting as a placement agent in private equity and debt offerings among other services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisition transactions. Investment banking revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific agreement. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Cash
The Company maintains its bank account in a high-quality financial institution. The balance at times may exceed federally insured limits.

CHEVAL CAPITAL, INC

Notes to Financial Statements

December 31, 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs are expensed as incurred. The Company had no direct advertising expenses for the year ended December 31, 2024. The Company was allocated $2,058 in business development costs under its Administrative Services Agreement (Note 5).

Income Taxes

The Company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

CHEVAL CAPITAL, INC

Notes to Financial Statements

December 31, 2024

NOTE 3 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $78,986, which was $73,986 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.006 to 1.000.

NOTE 4 - PENSION PLAN
The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. No contribution was paid into the plan for the year ended December 31, 2024.

NOTE 5 - RELATED PARTY TRANSACTIONS
The Company has an Administrative Services agreement (the "Agreement") with Cheval M&A Inc ("Cheval M&A"), an entity with the same principals as the Company and similar ownership. The Agreement provides that Cheval M&A will furnish various business, administrative, personnel and other services as the Company may require including business development, and paymaster services, among others. The Company reimburses Cheval M&A for these services monthly either on a shared basis, based on time spent during the month, or actual direct costs incurred. The Agreement required a monthly minimum allocation to the Company of $400 per month for the period from January 1, 2024 to December 31, 2024, if allocated expenses to the Company based on time spent were less than this minimum amount.

The amount expensed by the Company under the Agreement for the year ended December 31, 2024 was approximately $6,901. The due to related party on the accompanying statement of financial condition in the amount of $465 arose from this Agreement.

Separately, Cheval M&A at times pays for and subsequently seeks reimbursement of certain compensation expenses that are directly attributable to the Company. The Company expensed approximately $150,000 of such compensation expenses that were paid for by Cheval M&A during the year ended December 31, 2024. No amounts are due to Cheval M&A by the Company as a result of such payments.

The Company operates from office space provided by its stockholder at no cost to the Company.

Financial condition and results of operations might differ from the amounts in the accompanying financial statements if these transactions did not exist.

CHEVAL CAPITAL, INC

Notes to Financial Statements

December 31, 2024

NOTE 6 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE 7 – CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

NOTE 8 – CONCENTRATION
All investment banking revenues for the year ended December 31, 2024 were earned from one customer.

NOTE 9 – SEGMENT REPORTING
The Company's chief operating decision maker is its President. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

CHEVAL CAPITAL, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2024

NET CAPITAL:
    Total stockholder's equity qualified for net capital $ 82,780

Deductions and/or charges:
    Nonallowable assets:
        Prepaid expenses   3,794

NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS
(tentative net capital)   78,986

Haircuts on securities   -

NET CAPITAL $ 78,986

AGGREGATE INDEBTEDNESS:
    Items included in statement of financial condition:
        Liabilities $ 465

        Total aggregate indebtedness $ 465

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
    Minimum net capital required (greater of $5,000
    or 6-2/3rd% of aggregate indebtedness) $ 5,000

Excess net capital $ 73,986

Net capital less greater of (a) 120% of minimum net
capital; or (b) 10% of aggregate indebtedness $ 72,986

    Ratio: Aggregate indebtedness to net capital   0.006 to 1.000

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2024
There is no significant difference between net capital in the Focus Part IIA and the computation
above, therefore a reconciliation is not included.

CHEVAL CAPITAL, INC.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

CHEVAL CAPITAL, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Cheval Capital, Inc. stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2024, without exception, and (3) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 13, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

CHEVAL CAPITAL, INC.

CHEVAL CAPITAL, INC.'S EXEMPTION REPORT

We, as the management of Cheval Capital, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of rule 17a-5 and the exemption provisions in rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to rule 17a-5, including footnote 74 of the 2013 Release.

We have determined that the company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by footnote 74 of the 2013 release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company;

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2024 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2024 to December 31, 2024 without exception.

Francis Stiff, President
January 21, 2025

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Jurat

Document Date: 02/13/2025

Number of Pages (including notarial certificate): 21

State of Florida

County of Brevard

Sworn to (or affirmed) and subscribed before me by means of online notarization,

this 02/13/2025 by Francis Crawford Stiff.

Indira Fields

Indira Fields



INDIRA FIELDS
Notary Public - State of Florida
Commission # HH321996
Expires on October 13, 2026

___ Personally Known OR ___ ✔roduced Identification

Type of Identification Produced: VA Driver's License

Notarized remotely online using communication technology via Proof.